

Mail Stop 6010

May 5, 2008

Mr. Stewart Wang
Chief Executive Officer
Taitron Components Incorporated
28040 West Harrison Parkway
Valencia, CA 91355

     Re: **Taitron Components Incorporated**
          Form 10-KSB for the Year Ended December 31, 2007
          File No. 000-25844

Dear Mr. Wang:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief